UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
Issued: 23 March 2022, London UK

ISSUANCE OF NOTES

GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital NL B.V. (together with GSK Consumer Healthcare Capital UK plc, the "EMTN Issuers") announce that, on 22 March 2022, they successfully priced the following notes (the "EMTN Notes") under the GBP 10,000,000,000 Euro Medium Term Note Programme of the EMTN Issuers:

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GBP 300,000,000 2.875% Fixed Rate Senior Notes due 2028 and GBP 400,000,000 3.375% Fixed Rate Senior Notes due 2038, each issued  by GSK Consumer Healthcare Capital UK plc; and

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EUR 850,000,000 1.250% Fixed Rate Notes due 2026, EUR 750,000,000 1.750% Fixed Rate Senior Notes due 2030 and EUR 750,000,000 2.125% Fixed Rate Senior Notes due 2034, each issued by GSK Consumer Healthcare Capital NL B.V.

In addition, GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital US LLC announce that, on 21 March 2022, they successfully priced the following notes (the "144A Notes") pursuant to an Offering Memorandum dated 21 March 2022:

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USD 700,000,000 3.024% Callable Fixed Rate Senior Notes due 2024, USD 300,000,000 Callable Floating Rate Senior Notes due 2024, USD 2,000,000,000 3.375% Fixed Rate Senior Notes due 2027, USD 1,000,000,000 3.375% Fixed Rate Senior Notes due 2029, USD 2,000,000,000 3.625% Fixed Rate Senior Notes due 2032 and USD 1,000,000,000 4.000% Fixed Rate Senior Notes due 2052, each issued by GSK Consumer Healthcare Capital US LLC; and

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USD 1,750,000,000 3.125% Fixed Rate Senior Notes due 2025 issued by GSK Consumer Healthcare Capital UK plc.

The EMTN Notes and the 144A Notes (together, the "Notes") will be guaranteed by GlaxoSmithKline plc up to and excluding the Guarantee Assumption Date (as defined in the Terms and Conditions of the Notes).

For further information, please contact:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
United Kingdom

UK Media enquiries:	David Mawdsley Simon Steel Tim Foley	+44 (0) 20 8047 5502 +44 (0) 20 8047 5502 +44 (0) 20 8047 5502	(London) (London) (London)

European Analyst/Investor enquiries:	James Dodwell Danielle Smith	+44 (0) 20 8047 2406 +44 (0) 20 8047 0932	(London) (London)

IMPORTANT DISCLAIMER: This announcement does not constitute an offer of any securities for sale (including, without limitation, any Notes). The offer and sale of the Notes may be restricted by law in certain jurisdictions.

This document does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities in the United States of America (including its territories and possessions, any state of the United States of America and the District of Columbia) (the "United States"). The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state of the United States, and may not be offered, sold, resold or delivered directly or indirectly, in or into the United States or to a U.S. person absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 23, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc